

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 17, 2015

Elena Petrova
President
Spelt Group Corp.
Landhausstrasse, 228
Stuttgart, Germany 70178

> **Re: Spelt Group Corp.**
> **Registration Statement on Form S-1**
> **Filed October 22, 2015**
> **File No. 333-207562**

Dear Ms. Petrova:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   A shell company, as defined under Rule 405 of the Securities Act of 1933, is a registrant that has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. As it appears that you are a shell company, please prominently disclose at the onset of your prospectus that Spelt Group is

currently a shell company. Disclose the consequences of that status throughout the prospectus and risk factor disclosure, such as the limitations on the ability of your security holders to use Rule 144, the restrictions on your ability to use registration statements on Form S-8, the potential reduced liquidity or illiquidity of your securities, and the potential impact on your ability to attract additional capital.

Prospectus Cover Page, page 2

3.   Please disclose the amount of offering proceeds you could receive if you sold 25%, 50%, 75% and 100% of the securities being offered.

Prospectus Summary, page 4

4.   You disclose that you require a minimum of $27,000 to proceed with your business plan over the next twelve months. Please disclose that you would have to sell 50% of the offering, or 3.5 million shares, to obtain this amount of net offering proceeds taking into account the anticipated $8,000 costs of the offering.

5.   Please disclose whether the company, its executive, any company promoters or their affiliates intend for the company, once reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

Risk Factors, page 6

Our executive officers do not reside in the United States. The stockholders from the United States would face difficulty in effecting service of process against our officers, page 9

6.   It appears that, in addition to your principal executive office being located in Germany, your sole officer and director is located in Germany and the company's assets will be located in Germany. Please revise the risk factor heading and disclosure to disclose these facts and provide a discussion of the risks specific to effecting service of process, enforcing judgments and bringing original actions in Germany.

Use of Proceeds, page 11

7.   We note you show the planned use of proceeds assuming the sale of 50%, 75% and 100% of the shares being offered. Please also discuss your planned use of proceeds assuming the sale of 25% of the shares being offered.

8.　　In addition to the table on page 11, please provide a narrative summary of your expected use of proceeds, including how each level will or will not advance your planned operations. To the extent you provide this detailed information elsewhere in the prospectus, you may provide a descriptive cross-reference to that disclosure.

Description of Business, page 17

9.　　We note that the registrant is incorporated in Nevada, your principal executive office is located in Germany, your sole officer and director is not located in the United States and you plan to provide online graphic design services. Please discuss where you intend to conduct business, where you intend focus your marketing efforts, and what language will be used on your proposed website.

Plan of Distribution, page 22

10.　　Please file the subscription agreement for the offering as an exhibit.

Available Information, page 24

11.　　Please tell us whether you plan to register your class of common stock under Section 12 of the Exchange Act, such as by filing a Form 8-A registration statement, before the effective date of your Securities Act Form S-1 registration statement. If not, we note that you currently have only one shareholder, and given the size of your proposed offering, it appears likely that you will have less than 300 record holders following the completion of the offering. Under Section 15(d) of the Exchange Act, your periodic reporting obligations under Section 13(a) will be automatically suspended if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Please add a risk factor that informs stockholders of the possibility that your Section 15(d) reporting obligations may be suspended due to a limited number of record holders, as well as the resultant risks in that event. In addition, please add a risk factor and revise the disclosure under "Available Information" to discuss the inapplicability of the following regulations to Section 15(d) reporting companies: the proxy rules under Section 14 of the Exchange Act, the short-swing profit rules under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act and the majority of the tender offer regulations.

　　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications